Exhibit 99.5

James Hardie Industries plc

Condensed Consolidated Financial Statements

as of and for the Period Ended 30 September 2013

James Hardie Industries plc

Report of Independent Registered Public Accounting Firm

To the Board of Directors and Shareholders of

James Hardie Industries plc:

We have reviewed the condensed consolidated balance sheet of James Hardie Industries plc as of 30 September 2013, and the related condensed consolidated statements of operations and comprehensive income for the three-month and six-month periods ended 30 September 2013 and 2012, and the condensed consolidated statements of cash flows for the six-month periods ended 30 September 2013 and 2012. These financial statements are the responsibility of the Company’s management.

We conducted our review in accordance with the standards of the Public Company Accounting Oversight Board (United States). A review of interim financial information consists principally of applying analytical procedures and making inquiries of persons responsible for financial and accounting matters. It is substantially less in scope than an audit conducted in accordance with the standards of the Public Company Accounting Oversight Board, the objective of which is the expression of an opinion regarding the financial statements taken as a whole. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to the condensed consolidated financial statements referred to above for them to be in conformity with US generally accepted accounting principles.

We have previously audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the consolidated balance sheet of James Hardie Industries plc as of 31 March 2013, and the related consolidated statements of operations and comprehensive income, shareholders’ equity and cash flows for the year then ended (not presented herein) and we expressed an unqualified audit opinion on those consolidated financial statements in our report dated 23 May 2013. In our opinion, the accompanying condensed consolidated balance sheet of James Hardie Industries plc as of 31 March 2013, is fairly stated, in all material respects, in relation to the consolidated balance sheet from which it has been derived.

Irvine, California

14 November 2013

James Hardie Industries plc

Condensed Consolidated Balance Sheets

(Unaudited)

	(Millions of US dollars)

	30 September	31 March
	2013	2013

Assets
Current assets:
Cash and cash equivalents	$126.6	$153.7
Restricted cash and cash equivalents	3.2	2.5
Restricted cash and cash equivalents - Asbestos	60.7	126.4
Restricted short-term investments - Asbestos	6.4	7.1
Accounts and other receivables, net of allowance for doubtful accounts of US$2.1 million as of 30 September 2013 and 31 March 2013	133.6	149.0
Inventories	169.1	172.1
Prepaid expenses and other current assets	22.4	19.2
Insurance receivable - Asbestos	16.5	22.2
Workers’ compensation - Asbestos	0.8	0.9
Deferred income taxes	18.1	24.9
Deferred income taxes - Asbestos	16.6	18.6

Total current assets	574.0	696.6
Restricted cash and cash equivalents	1.8	2.5
Property, plant and equipment, net	666.4	658.9
Insurance receivable - Asbestos	177.0	209.4
Workers’ compensation - Asbestos	54.2	60.7
Deferred income taxes	16.4	20.6
Deferred income taxes - Asbestos	379.0	434.1
Other assets	27.1	30.4

Total assets	$1,895.9	$2,113.2

Liabilities and Shareholders’ Equity
Current liabilities:
Accounts payable and accrued liabilities	$127.3	$103.7
Accrued payroll and employee benefits	40.3	44.0
Accrued product warranties	9.6	6.6
Income taxes payable	7.4	6.0
Asbestos liability	120.6	135.0
Workers’ compensation - Asbestos	0.8	0.9
Other liabilities	25.9	26.7

Total current liabilities	331.9	322.9
Deferred income taxes	92.5	95.4
Accrued product warranties	20.3	20.5
Asbestos liability	1,323.6	1,558.7
Workers’ compensation - Asbestos	54.2	60.7
Other liabilities	28.5	36.8

Total liabilities	1,851.0	2,095.0

Commitments and contingencies (Note 9)
Shareholders’ equity:
Common stock, Euro 0.59 par value, 2.0 billion shares authorised; 442,464,722 shares issued at 30 September 2013 and 441,644,484 shares issued at 31 March 2013	228.0	227.3
Additional paid-in capital	110.1	101.1
Accumulated deficit	(328.7)	(357.6)
Accumulated other comprehensive income	35.5	47.4

Total shareholders’ equity	44.9	18.2

Total liabilities and shareholders’ equity	$1,895.9	$2,113.2

The accompanying notes are an integral part of these Condensed Consolidated Financial Statements.

James Hardie Industries plc

Condensed Consolidated Statements of Operations and

Comprehensive Income

(Unaudited)

	Three Months		Six Months
	Ended 30 September		Ended 30 September
(Millions of US dollars, except per share data)	2013	2012	2013	2012

Net sales	$392.0	$334.4	$764.2	$674.1
Cost of goods sold	(258.9)	(223.1)	(504.8)	(452.8)

Gross profit	133.1	111.3	259.4	221.3

Selling, general and administrative expenses	(53.8)	(56.6)	(108.7)	(100.9)
Research and development expenses	(7.4)	(9.5)	(16.4)	(17.9)
Asbestos adjustments	(4.1)	(22.4)	90.4	2.8

Operating income	67.8	22.8	224.7	105.3
Interest expense	(1.2)	(1.3)	(2.3)	(2.6)
Interest income	0.8	1.3	2.0	2.8
Other income	0.1	0.3	0.2	0.7

Income before income taxes	67.5	23.1	224.6	106.2

Income tax expense	(15.6)	(8.1)	(30.5)	(22.7)

Net income	$51.9	$15.0	$194.1	$83.5

Net income per share
Basic	$0.12	$0.03	$0.44	$0.19
Diluted	$0.12	$0.03	$0.44	$0.19
Weighted average common shares outstanding
(Millions):
Basic	442.2	438.4	441.9	437.9
Diluted	443.5	439.7	443.2	439.3

Comprehensive income:
Net income	$51.9	$15.0	$194.1	$83.5
Unrealised gain on investments	0.1	0.5	-	0.8
Currency translation adjustments	1.3	6.2	(11.9)	1.9

Comprehensive income	$53.3	$21.7	$182.2	$86.2

The accompanying notes are an integral part of these Condensed Consolidated Financial Statements.

James Hardie Industries plc

Condensed Consolidated Statements of Cash Flows

(Unaudited)

	Six Months
	Ended 30 September
(Millions of US dollars)	2013	2012

Cash Flows From Operating Activities
Net income	$194.1	$83.5
Adjustments to reconcile net income to net cash provided by (used in) operating activities
Depreciation and amortisation	30.6	30.1
Deferred income taxes	10.3	(3.4)
Stock-based compensation	3.1	3.2
Asbestos adjustments	(90.4)	(2.8)
Tax benefit from stock options exercised	(0.3)	-
Changes in operating assets and liabilities:
Restricted cash and cash equivalents	53.5	138.9
Restricted short-term investments	-	39.7
Payment to AICF	-	(184.1)
Accounts and other receivables	10.4	(3.4)
Inventories	(0.5)	(7.8)
Prepaid expenses and other assets	0.3	1.7
Insurance receivable - Asbestos	14.5	26.9
Accounts payable and accrued liabilities	26.9	(57.5)
Asbestos liability	(70.5)	(69.8)
Other accrued liabilities	(6.6)	(3.0)

Net cash provided by (used in) operating activities	$175.4	$(7.8)

Cash Flows From Investing Activities
Purchases of property, plant and equipment	$(44.5)	$(25.5)
Proceeds from sale of property, plant and equipment	0.5	0.1

Net cash used in investing activities	$(44.0)	$(25.4)

Cash Flows From Financing Activities
Proceeds from issuance of shares	$6.5	$12.4
Tax benefit from stock options exercised	0.3	-
Common stock repurchased and retired	(1.8)	-
Dividends paid	(163.6)	(166.4)
Proceeds from long-term borrowings	-	50.0
Repayments of long-term borrowings	-	(50.0)

Net cash used in financing activities	$(158.6)	$(154.0)

Effects of exchange rate changes on cash	$0.1	$(0.9)

Net decrease in cash and cash equivalents	(27.1)	(188.1)
Cash and cash equivalents at beginning of period	153.7	265.4

Cash and cash equivalents at end of period	$126.6	$77.3

Components of Cash and Cash Equivalents
Cash at bank and on hand	$60.9	$67.8
Short-term deposits	65.7	9.5

Cash and cash equivalents at end of period	$126.6	$77.3

The accompanying notes are an integral part of these condensed consolidated financial statements.

James Hardie Industries plc

Notes to Condensed Consolidated Financial Statements

1. Background and Basis of Presentation

Nature of Operations

James Hardie Industries plc manufactures and sells fibre cement building products for interior and exterior building construction applications, primarily in the United States, Australia, New Zealand, the Philippines and Europe.

Basis of Presentation

The Condensed Consolidated Financial Statements represent the financial position, results of operations and cash flows of James Hardie Industries plc and its wholly-owned subsidiaries and a special purpose entity, collectively referred to as either the “Company,” or “James Hardie” or “JHI plc”, together with its subsidiaries as of the time relevant to the applicable reference, the “James Hardie Group,” unless the context indicates otherwise. These interim Condensed Consolidated Financial Statements should be read in conjunction with the audited Consolidated Financial Statements and the notes thereto, included in the Company’s Annual Report on Form 20-F for the fiscal year ended 31 March 2013, which was filed with the United States Securities and Exchange Commission (“SEC”) on 27 June 2013.

The Condensed Consolidated Financial Statements included herein are unaudited; however, they contain all adjustments (all of which are normal and recurring) which, in the opinion of the Company’s management, are necessary to state fairly the Condensed Consolidated Balance Sheet of the Company at 30 September 2013 and 31 March 2013, the Condensed Consolidated Results of Operations and Comprehensive Income for the three months and six months ended 30 September 2013 and 2012 and Condensed Consolidated Cash Flows for the six months ended 30 September 2013 and 2012.

The Company has recorded on its balance sheet certain assets and liabilities, including asbestos-related assets and liabilities under the terms of the Amended and Restated Final Funding Agreement (“AFFA”), that are denominated in Australian dollars and subject to translation into US dollars at each reporting date. Unless otherwise noted, the exchange rates used to convert Australian dollar denominated amounts into US dollars in the condensed consolidated financial statements are as follows:

	31 March	30 September
(US$1 = A$)	2013	2013	2012

Assets and liabilities	0.9597	1.0743	0.9556
Statements of operations	n/a	1.0482	0.9762
Cash flows - beginning cash	n/a	0.9597	0.9614
Cash flows - ending cash	n/a	1.0743	0.9556
Cash flows - current period movements	n/a	1.0482	0.9762

The results of operations for the three months and six months ended 30 September 2013 are not necessarily indicative of the results to be expected for the full year. The balance sheet at 31 March 2013 has been derived from the audited financial statements at that date but does not include all of the information and footnotes required by accounting principles generally accepted in the United States of America (“US GAAP”) for complete financial statements in this interim financial report.

James Hardie Industries plc

Notes to Condensed Consolidated Financial Statements (continued)

2. Recent Accounting Pronouncements

In February 2013, the Financial Accounting Standards Board (“FASB”) issued Accounting Standard Updated (“ASU”) No. 2013-02, which requires the presentation of significant amounts reclassified out of accumulated other comprehensive income by the respective line items of net income, either on the face of the statement where net income is presented or in the notes, but only if the amount reclassified is required under US GAAP to be reclassified to net income in its entirety in the same reporting period. For other amounts that are not required under US GAAP to be reclassified in their entirety to net income, an entity is required to cross-reference to other disclosures required under US GAAP that provide additional detail about those amounts. The amendments in ASU No. 2013-02 are effective for fiscal years and interim periods within those years, beginning after 15 December 2012. The adoption of this ASU did not result in a material impact on the Company’s consolidated financial position, results of operations or cash flows.

In July 2013, the FASB issued ASU No. 2013-11, which provides explicit guidance on the financial statement presentation of an unrecognised tax benefit when a net operating loss carryforward, a similar tax loss, or a tax credit carryforward exists. The amendments in ASU No. 2013-11 are effective for fiscal years and interim periods within those years, beginning after 15 December 2013. The Company has evaluated the impact of this ASU and does not expect its adoption to have a material impact on the Company’s consolidated financial position, results of operations or cash flows.

3. Earnings Per Share

The Company discloses basic and diluted earnings per share (“EPS”). Basic EPS is calculated using net income divided by the weighted average number of common shares outstanding during the period. Diluted EPS is similar to basic EPS except that the weighted average number of common shares outstanding is increased to include the number of additional common shares calculated using the Treasury Method that would have been outstanding if the dilutive potential common shares, such as stock options and restricted stock units (“RSUs”), had been issued.

Accordingly, basic and dilutive common shares outstanding used in determining net income per share are as follows:

	Three Months		Six Months
	Ended 30 September		Ended 30 September
(Millions of shares)	2013	2012	2013	2012

Basic common shares outstanding	442.2	438.4	441.9	437.9
Dilutive effect of stock awards	1.3	1.3	1.3	1.4

Diluted common shares outstanding	443.5	439.7	443.2	439.3

(US dollars)	2013	2012	2013	2012

Net income per share - basic	$0.12	$0.03	$0.44	$0.19
Net income per share - diluted	$0.12	$0.03	$0.44	$0.19

Potential common shares of 2.9 million for the three and six months ended 30 September 2013 and 5.4 million for the three and six months ended 30 September 2012, respectively, have been excluded from the calculation of diluted common shares outstanding because the effect of their inclusion would be anti-dilutive.

James Hardie Industries plc

Notes to Condensed Consolidated Financial Statements (continued)

Unless they are anti-dilutive, RSUs which vest solely based on continued employment are considered to be outstanding as of their issuance date for purposes of computing diluted EPS and are included in the calculation of diluted EPS using the Treasury Method. Once these RSUs vest, they are included in the basic EPS calculation on a weighted-average basis.

RSUs which vest based on performance or market conditions are considered contingent shares. At each reporting date prior to the end of the contingency period, the Company determines the number of contingently issuable shares to include in the diluted EPS, as the number of shares that would be issuable under the terms of the RSU arrangement, if the end of the reporting period were the end of the contingency period. Once these RSUs vest, they are included in the basic EPS calculation on a weighted-average basis.

4.  Restricted Cash and Cash Equivalents

Included in restricted cash and cash equivalents is US$5.0 million related to an insurance policy at 30 September 2013 and 31 March 2013, respectively, which restricts the cash from use for general corporate purposes.

5.  Inventories

Inventories consist of the following components:

(Millions of US dollars)	30 September 2013	31 March 2013

Finished goods	$119.3	$115.8
Work-in-process	7.4	7.6
Raw materials and supplies	50.0	55.1
Provision for obsolete finished goods and raw materials	(7.6)	(6.4)

Total inventories	$169.1	$172.1

As of 30 September 2013 and 31 March 2013, US$18.9 million and US$19.2 million, respectively, of our finished goods inventory was held at third-party consignment locations.

James Hardie Industries plc

Notes to Condensed Consolidated Financial Statements (continued)

6.  Long-Term Debt

At 30 September 2013, the Company’s credit facilities consisted of:

Description	Effective Interest Rate	Total Facility	Principal Drawn

(US$ millions)

Term facilities, can be drawn in US$, variable interest rates based on LIBOR plus margin, can be repaid and redrawn until February 2014	-	$50.0	$-

Term facilities, can be drawn in US$, variable interest rates based on LIBOR plus margin, can be repaid and redrawn until March 2016	-	50.0	-

Term facilities, can be drawn in US$, variable interest rates based on LIBOR plus margin, can be repaid and redrawn until April 2016	-	190.0	-

Term facilities, can be drawn in US$, variable interest rates based on LIBOR plus margin, can be repaid and redrawn until March 2017	-	40.0	-

Term facilities, can be drawn in US$, variable interest rates based on LIBOR plus margin, can be repaid and redrawn until April 2017	-	75.0	-

Total		$405.0	$-

At 30 September 2013, no amounts were drawn under the combined facilities. The weighted average interest rate on the Company’s total outstanding debt was nil at 30 September 2013 and 31 March 2013, and the weighted average term of all debt facilities is 2.6 years at 30 September 2013. The weighted average fixed interest rate on the Company’s interest rate swap contracts is set forth in Note 8.

For all facilities, the interest rate is calculated two business days prior to the commencement of each draw-down period based on the US$ London Interbank Offered Rate (“LIBOR”) plus the margins of individual lenders and is payable at the end of each draw-down period.

At 30 September 2013, the Company was in compliance with all restrictive debt covenants contained in its credit facility agreements. Under the most restrictive of these covenants, the Company (i) must not exceed a maximum of net debt to earnings before interest, tax, depreciation and amortisation, excluding all income, expense and other profit and loss statement impacts of Asbestos injuries Compensation Fund (“AICF”), Amaba, Amaca, ABN 60 and Marlew Mining Pty Limited (“Former James Hardie Companies”) and excluding assets, liabilities and other balance sheet items of AICF, Amaba, Amaca, ABN 60 and Marlew Mining Pty Limited, (ii) must meet or exceed a minimum ratio of earnings before interest and taxes to net interest charges, excluding all income, expense and other profit and loss statement impacts of AICF, Amaba, Amaca, ABN 60 and Marlew Mining Pty Limited, and (iii) must ensure that no more than 35% of Free Cash Flow (as defined in the AFFA), in any given financial year (“Annual Cash Flow Cap”) is contributed to AICF on the payment dates under the AFFA in the next following financial year. The Annual Cash Flow Cap does not apply to payments of interest, if any, to AICF and is consistent with contractual obligations of the Performing Subsidiary and the Company under the AFFA.

James Hardie Industries plc

Notes to Condensed Consolidated Financial Statements (continued)

7.  Asbestos

In February 2007, the Company’s shareholders approved a proposal pursuant to which the Company provides long-term funding to AICF. The Company owns 100% of James Hardie 117 Pty Ltd (the “Performing Subsidiary”) that funds the AICF subject to the provisions of the AFFA. The Company appoints three of the AICF directors and the NSW Government appoints two of the AICF directors.

Under the terms of the AFFA, the Performing Subsidiary has an obligation to make payments to AICF on an annual basis. The amount of these annual payments is dependent on several factors, including the Company’s free cash flow (as defined in the AFFA), actuarial estimations, actual claims paid, operating expenses of AICF and the Annual Cash Flow Cap. JHI plc guarantees the Performing Subsidiary’s obligation. As a result, the Company considers itself to be the primary beneficiary of AICF as defined under US GAAP.

The Company’s interest in AICF is considered variable because the potential impact on the Company will vary based upon the annual actuarial assessments obtained by AICF with respect to asbestos-related personal injury claims against the Former James Hardie Companies.

Although the Company has no legal ownership in AICF, for financial reporting purposes the Company consolidates AICF due to its pecuniary and contractual interests in AICF as a result of the funding arrangements outlined in the AFFA. The Company’s consolidation of AICF results in a separate recognition of the asbestos liability and certain other asbestos-related assets and liabilities on its consolidated balance sheet. Among other items, the Company records a deferred tax asset for the anticipated future tax benefit the Company believes is available to it that arise from amounts contributed to AICF by the Performing Subsidiary. Since fiscal year 2007, movements in the asbestos liability arising from changes in foreign currency or actuarial adjustments are classified as asbestos adjustments and the income tax benefit arising from contributions to AICF is included within income tax expense on the Condensed Consolidated Statements of Operations and Comprehensive Income when realised.

For the six months ended 30 September 2013, the Company did not provide financial or other support to AICF that it was not previously contractually required to provide. Future funding of AICF by the Company continues to be linked under the terms of the AFFA to the Company’s long-term financial success, specifically the Company’s ability to generate net operating cash flow.

AICF has operating costs that are claims related and non-claims related. Claims related costs incurred by AICF are treated as reductions to the asbestos liability. Non-claims related operating costs incurred by AICF are expensed as incurred in the line item Selling, general and administrative expenses in the Condensed Consolidated Statements of Operations and Comprehensive Income. AICF earns interest on its cash and cash equivalents and on its short-term investments; these amounts are included in the line item Interest income in the Condensed Consolidated Statements of Operations and Comprehensive Income.

James Hardie Industries plc

Notes to Condensed Consolidated Financial Statements (continued)

Asbestos Adjustments

The following table sets forth the asbestos adjustments included in the Condensed Consolidated Statements of Operations and Comprehensive Income for the three and six months ended 30 September 2013 and 2012:

	Three Months Ended 30 September		Six Months Ended 30 September
(Millions of US dollars)	2013	2012	2013	2012

Effect of foreign exchange rate movements	$(4.8)	$(22.4)	$89.7	$(3.5)
Write-back of insurance receivables	0.7	-	0.7	6.3

Asbestos Adjustments	$(4.1)	$(22.4)	$90.4	$2.8

Adjustments in insurance receivables due to changes in the Company’s assessment of recoverability are reflected as asbestos adjustments on the Condensed Consolidated Statements of Operations and Comprehensive Income during the period in which the adjustments occur.

James Hardie Industries plc

Notes to Condensed Consolidated Financial Statements (continued)

Asbestos-Related Assets and Liabilities

The Company has included on its consolidated balance sheets certain asbestos-related assets and liabilities under the terms of the AFFA. These amounts are detailed in the table below, and the net total of these asbestos-related assets and liabilities is referred to by the Company as the “Net AFFA Liability.”

(Millions of US dollars)	30 September 2013	31 March 2013

Asbestos liability – current	$(120.6)	$(135.0)
Asbestos liability – non-current	(1,323.6)	(1,558.7)

Asbestos liability – Total	(1,444.2)	(1,693.7)

Insurance receivable – current	16.5	22.2
Insurance receivable – non-current	177.0	209.4

Insurance receivable – Total	193.5	231.6

Workers’ compensation asset – current	0.8	0.9
Workers’ compensation asset – non-current	54.2	60.7
Workers’ compensation liability – current	(0.8)	(0.9)
Workers’ compensation liability – non-current	(54.2)	(60.7)

Workers’ compensation – Total	-	-

Other net liabilities	(3.2)	(1.6)
Restricted cash and cash equivalents and restricted short-term investment assets of the AICF	67.1	133.5

Net AFFA liability	$(1,186.8)	$(1,330.2)

Deferred income taxe assets – current	16.6	18.6
Deferred income taxe assets – non-current	379.0	434.1

Deferred income taxes – Total	395.6	452.7

Income tax payable	8.5	25.9

Net Unfunded AFFA liability, net of tax	$(782.7)	$(851.6)

Asbestos Liability

The amount of the asbestos liability reflects the terms of the AFFA, which has been calculated by reference to (but is not exclusively based upon) the most recent actuarial estimate of the projected future asbestos-related cash flows prepared by KPMG Actuarial. The asbestos liability also includes an allowance for the future claims-handling costs of AICF. The Company receives an updated actuarial estimate as of 31 March each year. The most recent actuarial assessment was performed as of 31 March 2013.

James Hardie Industries plc

Notes to Condensed Consolidated Financial Statements (continued)

The changes in the asbestos liability for the six months ended 30 September 2013 are detailed in the table below:

(Millions of US dollars)	A$ Millions	A$ to US$ rate	US$ Millions

Asbestos liability – 31 March 2013	A$ (1,625.4)	0.9597	$ (1,693.7)

Asbestos claims paid[1]	72.8	1.0482	69.5
AICF claims-handling costs incurred[1]	1.1	1.0482	1.0
Favourable impact of foreign currency movements			179.0

Asbestos liability – 30 September 2013	A$ (1,551.5)	1.0743	$ (1,444.2)

Insurance Receivable – Asbestos

The changes in the insurance receivable for the six months ended 30 September 2013 are detailed in the table below:

(Millions of US dollars)	A$ Millions	A$ to US$ rate	US$ Millions

Insurance receivable – 31 March 2013	A$ 222.3	0.9597	$ 231.6

Insurance and cross-claim recoveries[1]	(15.2)	1.0482	(14.5)
Write-back of insurance receivable[2]	0.8	1.0928	0.7
Unfavourable impact of foreign currency movements			(24.3)

Insurance receivable – 30 September 2013	A$ 207.9	1.0743	$ 193.5

Included in insurance receivable is US$2.7 million recorded on a discounted basis because the timing of the recoveries has been agreed with the insurer.

James Hardie Industries plc

Notes to Condensed Consolidated Financial Statements (continued)

Deferred Income Taxes – Asbestos

The changes in the deferred income taxes - asbestos for the six months ended 30 September 2013 are detailed in the table below:

(Millions of US dollars)	A$ Millions	A$ to US$ rate	US$ Millions

Deferred tax assets – 31 March 2013	A$ 434.4	0.9597	$452.7

Amounts offset against income tax payable[1]	(9.0)	1.0482	(8.6)
AICF earnings¹	(0.5)	1.0482	(0.5)
Unfavourable impact of foreign currency movements			(48.0)

Deferred tax assets – 30 September 2013	A$ 424.9	1.0743	$395.6

1  The average exchange rate for the period is used to convert the Australian dollar amount to US dollars based on the assumption that these transactions occurred evenly throughout the period.

2  The average exchange rate for the second quarter is used to convert the Australian dollar amount to US dollars based on the assumption that these transactions occurred evenly throughout the quarter.

Income Taxes Payable

A portion of the deferred income tax asset is applied against the Company’s income tax payable. At 30 September 2013 and 31 March 2013, this amount was US$8.6 million and US$25.6 million, respectively. During the six months ended 30 September 2013, there was a US$3.9 million unfavourable effect of foreign currency exchange.

Other Net Liabilities

Other net liabilities include a provision for asbestos-related education and medical research contributions of US$1.7 million and US$1.9 million at 30 September 2013 and 31 March 2013, respectively.

Also included in other net liabilities are the other assets and liabilities of AICF including trade receivables, prepayments, fixed assets, trade payables and accruals. These other assets and liabilities of AICF were a net liability of US$1.5 million at 30 September 2013 and a net asset of US$0.3 million at 31 March 2013. During the six months ended 30 September 2013, there was a nil effect of foreign currency exchange on these other assets and liabilities.

Restricted Cash and Short-term Investments of AICF

Cash and cash equivalents and short-term investments of AICF are reflected as restricted assets as these assets are restricted for use in the settlement of asbestos claims and payment of the operating costs of AICF.

In June 2012, AICF invested US$106.5 million (A$105.0 million) of its excess cash in time deposits at a fixed interest rate of 5.1% and a six month maturity. In December 2012, these time deposits matured and were reclassified as Restricted Cash and Cash Equivalents – Asbestos on the Condensed Consolidated Balance Sheet.

James Hardie Industries plc

Notes to Condensed Consolidated Financial Statements (continued)

At 30 September 2013, the Company revalued AICF’s short-term investments available-for-sale resulting in a mark-to-market fair value adjustment of nil.

The changes in restricted cash and short-term investments of AICF for the six months ended 30 September 2013 are set forth in the table below:

(Millions of US dollars)	A$ Millions	A$ to US$ rate	US$ Millions

Restricted cash and cash equivalents and restricted short-term investments – 31 March 2013	A$ 128.1	0.9597	$133.5
Asbestos claims paid[1]	(72.8)	1.0482	(69.5)
AICF operating costs paid - claims-handling[1]	(1.1)	1.0482	(1.0)
AICF operating costs paid - non claims-handling[1]	(1.0)	1.0482	(1.0)
Insurance and cross-claim recoveries[1]	15.2	1.0482	14.5
Interest and investment income[1]	1.9	1.0482	1.8
Interest received[2]	0.9	1.0453	0.9
Other[1]	0.9	1.0482	0.9
Unfavourable impact of foreign currency movements			(13.0)

Restricted cash and cash equivalents and restricted short-term investments – 30 September 2013	A$ 72.1	1.0743	$67.1

1 The average exchange rate for the period is used to convert the Australian dollar amount to US dollars based on the assumption that these transactions occurred evenly throughout the period.

2 The spot exchange rate on the date of the transaction occurred is used to convert the Australian dollar amounts to US dollars.

Claims Data

AICF provides compensation payments for Australian asbestos-related personal injury claims against the Former James Hardie Companies. The claims data in this section are reflective of these Australian asbestos-related personal injury claims against the Former James Hardie Companies.

James Hardie Industries plc

Notes to Condensed Consolidated Financial Statements (continued)

The following table shows the activity related to the numbers of open claims, new claims and closed claims during each of the past five years and the average settlement per settled claim and case closed:

	Six Months Ended	For the Years Ended 31 March
	30 September	2013	2012	2011	2010	2009
	2013

Number of open claims at beginning of period	462	592	564	529	534	523

Number of new claims	321	542	456	494	535	607

Number of closed claims[1]	281	672	428	459	540	596

Number of open claims at end of period	502	462	592	564	529	534

Average settlement amount per settled claim	A$ 260,025	A$ 231,313	A$ 218,610	A$ 204,366	A$ 190,627	A$ 190,638

Average settlement amount per case closed	A$ 242,443	A$ 200,561	A$ 198,179	A$ 173,199	A$ 171,917	A$ 168,248

Average settlement amount per settled claim	US$ 248,068	US$ 238,615	US$ 228,361	US$ 193,090	US$ 162,250	US$ 151,300

Average settlement amount per case closed	US$ 231,295	US$ 206,892	US$ 207,019	US$ 163,642	US$ 146,325	US$ 133,530

1 Included in the number of closed claims of 672 for the year ended 31 March 2013 are 153 claims primarily settled at nil settlement amounts that had been closed in prior years but not reflected as such in the year in which they were closed. Accordingly these 153 claims have been included in claims activity during the year ended 31 March 2013 to appropriately reflect the actual number of open claims at 31 March 2013. These 153 additional claims that were closed in prior years have been excluded for the purposes of determining the average settlement amount in both US and Australian dollars, as reflected in the table above, for the year ended 31 March 2013. As these 153 claims were closed in prior years, the actual number of closed claims during the year ended 31 March 2013 was 519 claims.

The asbestos liability at 30 September 2013 reflects the most recent actuarial estimate prepared by KPMG Actuarial as of 31 March 2013 and is adjusted for payments made to claimants during the year then ended. In KPMG Actuarial’s study of potential asbestos-related liabilities as of 31 March 2013, a sensitivity analysis was performed to determine how the actuarial estimates would change if certain assumptions (i.e., the rate of inflation and superimposed inflation, the average costs of claims and legal fees, and the projected numbers of claims) were different from the assumptions used to determine the central estimates. This analysis indicated that the discounted (but inflated) central estimates of the liability in the aggregate for all periods through FY2075 could be in a range of A$1.1 billion (US$1.0 billion) to A$2.6 billion (US$2.5 billion). The undiscounted (but inflated) estimates of the liability in the aggregate for all periods through FY2075 could be in a range of A$1.6 billion (US$1.7 billion) to A$4.2 billion (US$4.4 billion) as of 31 March 2013.

During the half year ended 30 September 2013, mesothelioma claims reporting activity has been above actuarial expectations. One of the critical assumptions is the estimated peak year of mesothelioma disease claims, which was assumed to have occurred in 2010/2011. Potential variation in this estimate has an impact much greater than the other assumptions used to derive the discounted central estimate. For example, if the peak year occurs five years later, in 2015/2016, the discounted central estimate could increase by approximately 45%.

The potential range of costs as estimated by KPMG Actuarial is affected by a number of variables such as nil settlement rates (where no settlement is payable by the Former James Hardie Companies because the claim settlement is borne by other asbestos defendants (other than the former James Hardie subsidiaries) which are held liable, peak year of claims, past history of claims numbers, average settlement rates, history of Australian asbestos-related medical injuries, current number of claims, average defense and plaintiff legal costs, base wage inflation and superimposed inflation. The potential range of losses disclosed includes both asserted and unasserted claims.

James Hardie Industries plc

Notes to Condensed Consolidated Financial Statements (continued)

Due to inherent uncertainties in the legal and medical environment, the number and timing of future claim notifications and settlements, the recoverability of claims against insurance contracts, and estimates of future trends in average claim awards, the actual amount of liability could differ materially from that which is currently projected. There is significant uncertainty regarding the nature, extent and mix of claims reporting activity for the remainder of the 2014 financial year, together with their consequential impact on average claims sizes. In addition, there is significant uncertainty regarding the extent to which the current level of claims reporting activity will continue, slow, or revert to prior expected levels in the longer term. The Company is currently unable to reasonably determine the manner in which the current level of claims reporting activity will influence future activity over the long-term. Pending a further review of claims reporting activity in the latter half of financial year 2014, it is possible that the subsequent actuarial assessment at 31 March 2014 may result in a material increase in the Company’s asbestos liability.

Under the terms of the AFFA, the Company has rights of access to actuarial information produced for AICF by the actuary appointed by AICF (the “Approved Actuary”). The Company’s disclosures with respect to claims statistics are subject to it obtaining such information from the Approved Actuary. The AFFA does not provide the Company an express right to audit or otherwise require independent verification of such information or the methodologies to be adopted by the Approved Actuary. The Company relies on the accuracy and completeness of the information and analysis of the Approved Actuary when making disclosures with respect to the asbestos liability and claims statistics; however, the Company has implemented processes and procedures to adequately assess the accuracy and completeness of such information and methodologies at each reporting date.

8.  Fair Value Measurements

Assets and liabilities of the Company that are carried at fair value are classified in one of the following three categories:

Level 1	Quoted market prices in active markets for identical assets and liabilities that the Company has the ability to access at the measurement date;

Level 2	Observable market-based inputs or unobservable inputs that are corroborated by market data for the asset or liability at the measurement date;

Level 3	Unobservable inputs that are not corroborated by market data used when there is minimal market activity for the asset or liability at the measurement date.

Fair value measurements of assets and liabilities are assigned a level within the fair value hierarchy based on the lowest level of any input that is significant to the fair value measurement in its entirety.

The Company’s financial instruments consist primarily of cash and cash equivalents, restricted cash and cash equivalents, restricted short-term investments, trade receivables, trade payables, debt and interest rate swaps.

At 30 September 2013, the Company’s financial instruments consist primarily of cash and cash equivalents, restricted cash and cash equivalents, restricted short-term investments, trade receivables, trade payables, debt, interest rate swaps and foreign currency forward contracts.

James Hardie Industries plc

Notes to Condensed Consolidated Financial Statements (continued)

Cash and cash equivalents, Restricted cash and cash equivalents, Trade receivables and Trade payables – These items are recorded in the financial statements at historical cost. The historical cost basis for these amounts is estimated to approximate their respective fair values due to the short maturity of these instruments.

Restricted short-term investments – Restricted short-term investments are held and managed by AICF and are recorded in the financial statements at fair value. The fair value of restricted short-term investments is based on inputs that are observable in the market or can be derived principally from or corroborated by observable market data such as pricing for similar securities, recently executed transactions, cash flow models with yield curves and benchmark securities. Accordingly, restricted short-term investments are categorised as Level 2. Changes in fair value are recorded as other comprehensive income and included as a component in shareholders’ equity.

Debt – Debt is generally recorded in the financial statements at historical cost. The carrying value of debt provided under the Company’s credit facilities approximates fair value since the interest rates under these credit facilities are tied directly to market rates and fluctuate as market rates change. As of 30 September 2013, no debt was outstanding under the Company’s existing credit facilities.

Derivatives and Hedging – The Company uses derivatives from time to time for risk management purposes and does not engage in speculative activity. A key risk management objective for the Company is to mitigate interest rate risk associated with the Company’s external credit facilities and foreign currency risk primarily with respect to forecasted transactions denominated in foreign currencies, as further described below. The determination of whether the Company enters into a derivative transaction to achieve these risk management objectives depends on a number of factors, including market related factors that impact the extent to which derivative instruments will achieve such risk management objectives of the Company.

The notional amount of interest rate swap contracts and foreign currency forward contracts represents the basis upon which payments are calculated and are reported on a net basis when a legal and enforceable right of set-off exists. The following table sets forth the total outstanding notional amount and the fair value of the Company’s derivative instruments held at 30 September 2013.

			Fair Value as of
(Millions of US dollars)	Notional Amount		30 September 2013		31 March 2013
	30 September	31 March
	2013	2013	Assets	Liabilities	Assets	Liabilities
Derivatives accounted for as hedges

Foreign currency forward contracts	$14.9	$-	$-	$-	$-	$-

Derivatives not accounted for as hedges

Interest rate swap contracts	$25.0	$25.0	$-	$1.0	$-	$2.4

Total	$39.9	$25.0	$-	$1.0	$-	$2.4

Interest Rate Swaps

The Company may from time to time enter into interest rate swap contracts to protect against upward movements in US$ LIBOR and the associated interest the Company pays on its external credit facilities. Interest rate swaps are recorded in the financial statements at fair value. Changes in fair value are recorded in the Condensed Consolidated Statements of Operations and Comprehensive Income in Other Income. At 30 September 2013 and 31 March 2013, the Company had interest rate swap contracts with a total notional principal of US$25.0 million. For all of these interest rate swap contracts, the Company has agreed to pay fixed interest rates while receiving a floating interest rate.

James Hardie Industries plc

Notes to Condensed Consolidated Financial Statements (continued)

The fair value of interest rate swap contracts is calculated based on the fixed rate, notional principal, settlement date and present value of the future cash inflows and outflows based on the terms of the agreement and the future floating interest rates as determined by a future interest rate yield curve. The model used to value the interest rate swap contracts is based upon well recognised financial principles, and interest rate yield curves can be validated through readily observable data by external sources. Although readily observable data is used in the valuations, different valuation methodologies could have an effect on the estimated fair value. Accordingly, the interest rate swap contracts are categorised as Level 2.

At 30 September 2013, the weighted average fixed interest rate of these contracts is 2.7% and the weighted average remaining life is 1.5 years. These contracts have a fair value of US$1.0 million and US$1.3 million at 30 September 2013 and 31 March 2013, respectively, which is included in Accounts Payable. For the three and six months ended 30 September 2013, the Company included in Other Income an unrealised gain of US$0.1 million and US$0.2 million, respectively, on interest rate swap contracts. Included in Interest Expense is a realised loss on settlements of interest rate swap contracts of US$0.2 million and US$0.3 million for the three and six months ended 30 September 2013, respectively.

For the three and six months ended 30 September 2012, the Company included in Other Income an unrealised gain of US$0.3 million and US$0.7 million, respectively, on interest rate swap contracts. Included in Interest Expense is a realised loss on settlements of interest rate swap contracts of US$0.5 million and US$1.0 million for the three months ended 30 September 2012, respectively.

In October 2013, the Company entered into an additional interest rate swap contract with a notional principle of US$50.0 million and a term of 5 years, with a forward start date of October 2014. The Company has agreed to pay a fixed interest rate of 2.0%.

Foreign Currency Forward Contracts

The Company uses foreign currency forward contracts and enters into hedging relationships from time to time in order to mitigate exposure to foreign currency fluctuations. When practicable, these instruments are designated as hedges and treated as a cash flow hedging arrangement for accounting purposes. In September 2013, the Company entered into foreign currency forward contracts designated as hedges in order to mitigate exposure associated with the anticipated purchases of production assets denominated in a foreign currency in a future period.

For foreign currency forward contracts that are designated as a cash flow hedging arrangement, the effective portion of the change in fair value of the contract is reported as a component of shareholders’ equity within Accumulated Other Comprehensive Income on the Condensed Consolidated Balance Sheet and reclassified into earnings contemporaneously and in the same caption with the earnings effect of the hedged transaction. For cash flow hedges, the amount of ineffectiveness in the hedging relationship and amount of the changes in fair value of the foreign currency forward contracts that are not included in the measurement of ineffectiveness are both reflected in earnings each reporting period within Other Income. For foreign currency forward contracts not designated as a hedge, changes in the fair value of foreign currency forward contracts are reflected in earnings within Other Income at each measurement date.

The estimated fair value and unrealised gains and losses associated with these contracts were insignificant in the three and six months ended 30 September 2013. In addition, the cumulative unrealised gains and losses arising from changes in the fair value of foreign currency forward contacts designated as

James Hardie Industries plc

Notes to Condensed Consolidated Financial Statements (continued)

a cash flow hedging arrangement is not significant as of 30 September 2013. Further, there were no amounts reclassified from Accumulated Other Comprehensive Income into earnings for the three and six months ended 30 September 2013. The maximum term of foreign currency forward contracts that hedged forecasted transactions was 1.6 years at 30 September 2013. There were no gains or losses reclassified into earnings as a result of a discontinuance of a cash flow hedge resulting from an unfavourable change in probability of a forecasted transaction occurring. Further, the amount of deferred gains or losses to be reclassified into earnings within the next 12 months is not expected to be material. Although not significant, the fair value of these contracts are included in Other Assets and Other Liabilities at 30 September 2013.

The Company’s foreign currency forward contracts are valued using models that maximize the use of market observable inputs including interest rate curves and both forward and spot prices for currencies and are categorized as Level 2 within the fair value hierarchy.

The following table sets forth by level within the fair value hierarchy, the Company’s financial assets and liabilities that were accounted for at fair value on a recurring basis at 30 September 2013 according to the valuation techniques the Company used to determine their fair values.

		Fair Value Measurements
	Fair Value at	Using Inputs Considered as
(Millions of US dollars)	30 September 2013	Level 1	Level 2	Level 3

Assets
Cash and cash equivalents	$126.6	$126.6	$-	$-
Restricted cash and cash equivalents	65.7	65.7	-	-
Restricted short-term investments	6.4	-	6.4	-
Forward contracts included in Other Assets	-	-	-	-

Total Assets	$198.7	$192.3	$6.4	$-

Liabilities
Interest rate swap contracts included in Accounts Payable	$1.0	$-	$1.0	$-
Forward contracts included in Other Liabilities	-	-	-	-

Total Liabilities	$1.0	$-	$1.0	$-

9.  Commitments and Contingencies

The Company is involved from time to time in various legal proceedings and administrative actions related to the normal conduct of its business, including general liability claims, putative class action lawsuits and litigation concerning its products.

Although it is impossible to predict the outcome of any pending legal proceeding, management believes that such proceedings and actions should not, individually or in the aggregate, have a material adverse effect on the Company’s consolidated financial position, results of operations or cash flows, except as they relate to asbestos, New Zealand product liability claims, the New Zealand Ministry of Education representative action and income taxes, as described in these financial statements.

New Zealand Product Liability

James Hardie Industries plc

Notes to Condensed Consolidated Financial Statements (continued)

Since fiscal year 2002, the Company’s New Zealand subsidiaries have been and continue to be joined in a number of product liability claims in New Zealand that relate to residential buildings (single dwellings and apartment complexes) and a small number of non-residential buildings, primarily constructed from 1998 to 2004. The product liability claims often involve multiple parties and allege that losses were incurred due to excessive moisture penetration of the buildings’ structures. The claims typically include allegations of poor building design, inadequate certification of plans, inadequate construction review and compliance certification and deficient work by sub-contractors.

The Company recognises a liability for both asserted and unasserted New Zealand product liability claims in the period in which the loss becomes probable and estimable. The amount of reasonably possible loss is dependent on a number of factors including, without limitation, the specific facts and circumstances unique to each claim brought against the Company’s New Zealand subsidiaries, the existence of any co-defendants involved in defending the claim, the solvency of such co-defendants (including the ability of such co-defendants to remain solvent until the related claim is ultimately resolved), the availability of claimant compensation under a Government compensation scheme, the amount of loss estimated to be allocable to the Company’s New Zealand subsidiaries in instances that involve co-defendants in defending the claim and the extent to which the co-defendants and the Company’s New Zealand subsidiaries have access to third-party recoveries to cover a portion of the costs incurred in defending and resolving such actions. In addition to the above limitations, the total loss incurred is also dependent on the manner and extent to which the statute of limitations will apply in future periods.

Historically, the Company’s New Zealand subsidiaries have been joined to these product liability claims as one of several co-defendants, including local government entities responsible for enforcing building codes and practices, resulting in the Company’s New Zealand subsidiaries becoming liable for only a portion of each claim. In addition, the Company’s New Zealand subsidiaries have had access to third-party recoveries to defray a significant portion of the costs incurred in resolving such claims.

New Zealand Ministry of Education Representative Action

On 16 April 2013, the New Zealand Ministry of Education and other related plaintiffs initiated a ‘representative action’ in the New Zealand High Court against four building material manufacturers, including two of the Company’s New Zealand subsidiaries, in relation to several thousand New Zealand school buildings. The New Zealand Ministry of Education and other plaintiffs are alleging that the cladding systems used on school buildings were defective and prone to failure, and are asserting negligent conduct, negligent misstatement and breach of the New Zealand Consumer Guarantees Act 1993 and Fair Trading Act 1986. The claim seeks an unspecified and unquantified amount of damages in relation to alleged repair costs.

Two property surveying businesses were commissioned by the Ministry of Education to conduct visual inspections of school buildings to assess the potential exposure to damage arising from moisture ingress. The results of these surveys, completed on 12 April 2010 and in April 2012, suggested the Ministry of Education’s national exposure to weathertightness risk could be approximately NZ$1.5 billion. This amount was derived by conducting visual surveys to form a high-level review of potential risk of damage due to moisture ingress, but did not employ the use of destructive testing or internal inspections. The amount of exposure to potential damage due to weathertightness risk identified in these reports may not represent damage actually incurred nor correspond with the amount of loss ultimately asserted by the Ministry of Education in the claim. In addition, the estimated remedial costs set forth in these reports are subject to inherent limitations in quantifying weathertightness risk based on limited information, as outlined in each report.

James Hardie Industries plc

Notes to Condensed Consolidated Financial Statements (continued)

The reports having been commissioned by the Ministry of Education, the Company is unable to adequately scrutinise the reasonableness of the data inputs used or the manner in which inherent uncertainties were overcome in deriving the amount of weathertightness risk exposure. The actual amount of damage could be materially higher or lower than the amount noted by each surveyor, and may not be indicative of the actual amount of loss ultimately asserted by the Ministry of Education in the future for the purposes of the claim.

The amount of loss the Company’s New Zealand subsidiaries may be liable to pay in relation to this representative action is dependent on a wide range of factors, which include, without limitation, the legal and technical merits of the claim, the amount of damages asserted by the New Zealand Ministry of Education and the other plaintiffs, the proportion of the claim specifically allocable to the Company’s New Zealand subsidiaries and the extent to which statutory limitation periods (to which the claim is highly sensitive) will apply. Losses and expenses arising from defending and resolving this claim may have a material adverse effect on the Company’s financial position, results of operations and cash flows in future periods. The Company and its New Zealand subsidiaries are continuing to assess the merits of the claim. The Company’s New Zealand subsidiaries intend to vigorously defend against the allegations made.

With regard to both New Zealand product liability claims and the representative action initiated by the New Zealand Ministry of Education, the Company has established an accounting provision for these matters within Other Current and Other Non-Current Liabilities, with a corresponding estimated receivable for third-party recoveries being recognised within Accounts and Other Receivables at 30 September 2013. The total amount of provision for these matters collectively, net of estimated third-party recoveries, is US$20.4 million and US$15.2 million at 30 September 2013 and 31 March 2013, respectively.

The estimated loss for these matters, net of estimated third-party recoveries, incorporates assumptions that are subject to the foregoing uncertainties and are principally derived from, but not exclusively based on, historical claims experience together with facts and circumstances unique to each claim. If the nature and extent of claims in future periods differ from the historical claims experience, then the actual amount of loss may be materially higher or lower than estimated losses accrued at 30 September 2013. For example, despite having resolved a number of legacy product liability claims in New Zealand since 2002, the Company’s New Zealand subsidiaries are becoming exposed to increased losses for a greater proportion of these claims due to the insolvency of co-defendants and the expiration of some of the Company’s New Zealand subsidiaries rights to third-party recoveries. Accordingly, due to the inherent uncertainties associated with estimating the amount of loss incurred for these matters, as discussed above, and based on information presently available, the Company believes it is possible that the ultimate resolution of these matters collectively could result in an additional loss of up to approximately US$12 million in excess of the amount already accrued, net of estimated third-party recoveries, at 30 September 2013. Accordingly, losses incurred in connection with defending and resolving these matters in the future could have a material adverse effect on the Company’s financial position, results of operations and cash flows.

Environmental and Legal

The operations of the Company, like those of other companies engaged in similar businesses, are subject to a number of laws and regulations on air and water quality, waste handling and disposal. The Company’s policy is to accrue for environmental costs when it is determined that it is probable that an obligation exists and the amount can be reasonably estimated.

James Hardie Industries plc

Notes to Condensed Consolidated Financial Statements (continued)

10.   Income Taxes

Due to the size and nature of its business, the Company is subject to ongoing reviews by taxing jurisdictions on various tax matters. The Company accrues for tax contingencies based upon its best estimate of the taxes ultimately expected to be paid, which it updates over time as more information becomes available. Such amounts are included in taxes payable or other non-current liabilities, as appropriate. If the Company ultimately determines that payment of these amounts is unnecessary, the Company reverses the liability and recognises a tax benefit during the period in which the Company determines that the liability is no longer necessary. The Company records additional tax expense in the period in which it determines that the recorded tax liability is less than the ultimate assessment it expects.

The Company or its subsidiaries files income tax returns in various jurisdictions including Ireland, the United States, Australia, New Zealand, the Philippines and The Netherlands. The Company is no longer subject to US federal examinations by US Internal Revenue Service (“IRS”) for tax years prior to tax year 2009. The Company is no longer subject to Australian federal examinations by the Australian Taxation Office (“ATO”) for tax years prior to tax year 2010. The Company is no longer subject to examinations by The Netherlands tax authority, for tax years prior to tax year 2008.

Taxing authorities from various jurisdictions in which the Company operates are in the process of reviewing and auditing the Company’s respective jurisdictional income tax returns for various ranges of years. The Company accrues income tax liabilities in connection with ongoing audits and reviews based on knowledge of all relevant facts and circumstances, taking into account existing tax laws, its experience with previous audits and settlements, the status of current tax examinations and how the tax authorities view certain issues.

During the quarter ended 30 June 2013, the Company determined that US$34.5 million of the Australian deferred tax assets held at 31 March 2013 were unlikely to be realised and had effectively expired. At 31 March 2013, the Company had a 100% valuation allowance against these Australian deferred tax assets. As a result, both the deferred tax asset and the related valuation allowance were written off in the quarter ended 30 June 2013.

Unrecognised Tax Benefits

A reconciliation of the beginning and ending amount of unrecognised tax benefits and interest and penalties are as follows:

(Millions of US dollars)	Unrecognised	Interest and
	tax benefits	Penalties
Balance at 31 March 2013	$1.5	$0.1

Additions for tax positions of the current year	0.1	-
Settlements paid during the current period	(1.2)	-
Other reductions for the tax positions of prior periods	-	(0.1)

Balance at 30 September 2013	$0.4	$-

As of 30 September 2013, the total amount of unrecognised tax benefits and the total amount of interest and penalties accrued or prepaid by the Company related to unrecognised tax benefits that, if recognised, would affect the effective tax rate is US$0.4 million and nil, respectively.

James Hardie Industries plc

Notes to Condensed Consolidated Financial Statements (continued)

The Company recognises penalties and interest accrued related to unrecognised tax benefits in income tax expense. During the six months ended 30 September 2013, income of US$0.1 million relating to interest and penalties was recognised within income tax expense arising from movements in unrecognised tax benefits. The liabilities associated with uncertain tax benefits are included in Other Non-Current Liabilities on the Company’s Condensed Consolidated Balance Sheet.

A number of years may elapse before an uncertain tax position is audited or ultimately resolved. It is difficult to predict the ultimate outcome or the timing of resolution for uncertain tax positions. It is reasonably possible that the amount of unrecognised tax benefits could significantly increase or decrease within the next twelve months. These changes could result from the completion of ongoing examinations, the expiration of the statute of limitations, or other circumstances. At this time, an estimate of the range of the reasonably possible change cannot be made.

During the fourth quarter ended 31 March 2012, the ATO provided a refund of US$396.3 million to RCI Pty Ltd (“RCI”), a wholly owned subsidiary of the Company, resulting from RCI’s successful appeal of a disputed amended tax assessment related to RCI’s income tax return for its 1999 financial year. The facts and circumstances relating to RCI’s successful appeal of the disputed amended tax assessment were fully disclosed in the notes to the Company’s consolidated financial statements as of and for the year ended 31 March 2012.

In November 2013, the ATO notified RCI that it was entitled to a final additional amount of interest in respect of amounts paid by RCI to the ATO while the appeal of the disputed amended tax assessment was in process. The ATO has not yet advised RCI of the amount of interest that is payable to RCI. The amount of refund ultimately payable to RCI could have a material favourable effect on the Company’s financial position, results of operations and cash flows. As the receipt of this final interest from the ATO relates to RCI’s successful appeal of its disputed amended tax assessment, the additional interest will be reflected as an income tax benefit in the Company’s results of operations in the period in which the additional interest is received from the ATO.

11.  Stock-Based Compensation

Total stock-based compensation expense for the three months ended 30 September 2013 and 2012 was US$3.3 million and US$3.0 million, respectively. The Company recognised stock-based compensation expense of US$1.0 million and US$1.4 million for the three months ended 30 September 2013 and 2012, respectively, related to liability-classified awards. Compensation expense arising from equity-based awards, as estimated using pricing models, was US$2.3 million and US$1.6 million for the three months ended 30 September 2013 and 2012, respectively.

Total stock-based compensation expense for the six months ended 30 September 2013 and 2012 was US$3.7 million and US$5.6 million, respectively. Included in stock-based compensation expense for the six months ended 30 September 2013 and 2012 is an expense of US$0.6 million and US$2.4 million, respectively, related to liability-classified awards. Compensation expense arising from equity-based awards, as estimated using pricing models, was US$3.1 million and US$3.2 million for the six months ended 30 September 2013 and 2012, respectively.

As of 30 September 2013, the unrecorded future stock-based compensation expense related to outstanding equity awards was US$13.2 million after estimated forfeitures and will be recognised over an estimated weighted average amortisation period of 2.2 years.

James Hardie Industries plc

Notes to Condensed Consolidated Financial Statements (continued)

Restricted Stock – performance vesting

The Company granted 461,019 and 450,336 restricted stock units with a performance vesting condition under the 2006 Long Term Incentive Plan (“LTIP”) to senior executives and managers of the Company on 16 September 2013 and 14 September 2012, respectively. The vesting of the restricted stock units is deferred for three years and is subject to a Return on Capital Employed (“ROCE”) performance hurdle being met. The vesting of the restricted stock units is also subject to limited discretion by the Board. The Board’s discretion will reflect the Board’s judgment of the quality of the returns balanced against management’s delivery of market share growth and a scorecard of key qualitative and quantitative performance objectives.

The Company granted 266,627 restricted stock units with a performance vesting condition under the LTIP to senior executives and managers of the Company on 7 June 2012. The vesting of the restricted stock units is deferred for two years and the amount of restricted stock units that will vest at that time is subject to the Board’s exercise of negative discretion. When the Board reviews the awards and determines whether any negative discretion should be applied at the vesting date, the award recipients may receive all, some, or none of their awards. The Board may only exercise negative discretion and may not enhance the maximum award that was originally granted to the award recipient.

The fair value of each restricted stock unit (performance vesting) is adjusted for changes in JHI plc’s common stock price at each balance sheet date until the performance conditions are applied at the vesting date.

On 7 June 2013, 61,363 restricted stock units (performance vesting) that were granted on 7 June 2011 as part of the FY2011 long-term incentive award became fully vested and the underlying common stock was issued.

On 7 June 2012, 592,442 restricted stock units (performance vesting) that were granted on 7 June 2010 as part of the FY2010 long-term incentive award became fully vested and the underlying common stock was issued.

Restricted Stock – market condition

Under the terms of the LTIP, the Company granted 489,888 and 432,654 restricted stock units (market condition) to senior executives and managers of the Company on 16 September 2013 and 14 September 2012, respectively. The vesting of these restricted stock units is subject to a market condition as outlined in the LTIP.

The fair value of each of these restricted stock units (market condition) granted under the LTIP is estimated using a binomial lattice model that incorporates a Monte Carlo simulation (the “Monte Carlo” method). The following table includes the assumptions used for restricted stock grants (market condition) valued during the six months ended 30 September 2013 and 2012, respectively:

James Hardie Industries plc

Notes to Condensed Consolidated Financial Statements (continued)

Date of grant	16 Sep 2013	14 Sep 2012
Dividend yield (per annum)	3.0%	1.5%
Expected volatility	43.3%	52.2%
Risk free interest rate	1.4%	0.7%
JHX stock price at grant date (A$)	10.17	8.95
Number of restricted stock units	489,888	432,654

Scorecard LTI – Cash Settled Units

Under the terms of the LTIP, the Company granted awards equivalent to 518,647 and 506,627 Scorecard LTI units on 16 September 2013 and 14 September 2012, respectively. These awards provide recipients a cash incentive based on JHI plc’s common stock price on the vesting date and each executive’s scorecard rating. The vesting of awards is measured on individual performance conditions based on certain performance measures. Compensation expense recognised for awards are based on the fair market value of JHI plc’s common stock on the date of grant and recorded as a liability. The expense is recognised ratably over the vesting period and the liability is adjusted for subsequent changes in JHI plc’s common stock price at each balance sheet date.

On 29 June 2013, 324,027 of the 821,459 Scorecard LTI units that were previously granted on 29 June 2010 as part of the FY2011 long-term incentive award became fully vested and the balance lapsed as a result of the Board’s exercise of negative discretion. The cash amount paid to award recipients was based on JHI plc’s common stock price on the vesting date.

On 21 June 2012, 501,556 of the 1,083,021 Scorecard LTI units that were previously granted on 21 June 2009 as part of the FY2010 long-term incentive award became fully vested and the balance lapsed as a result of the Board’s exercise of negative discretion. The cash amount paid to award recipients was based on JHI plc’s common stock price on the vesting date.

12.  Capital Management and Dividends

On 14 November 2013, the company announced an ordinary dividend of US8.0 cents per security (“FY2014 first half dividend”). The FY2014 first half dividend was announced in US currency and will be paid on 28 March 2014, with a record date of 19 December 2013.

On 26 July 2013 the Company paid an ordinary dividend of US13.0 cents per security (“FY2013 second half dividend”) and a special dividend of US24.0 cents per security (“FY2013 special dividend”) to shareholders. The total amount of the FY2013 second half dividend and the FY2013 special dividend together was US$163.6 million. Additionally, the company announced an ordinary dividend of US5.0 cents per security (“FY2013 first half dividend”) on 15 November 2012.

On 23 July 2012, the Company paid a dividend to shareholders of US38.0 cents per security (“FY2012 second half dividend”). The total amount of the FY2012 second half dividend was US$166.4 million.

In May 2013, the Company announced a new share buyback program to acquire up to 5% of its issued capital. During the six months ended 30 September 2013, the Company repurchased 221,000 shares of its common stock, with an aggregate cost of A$2.0 million (US$1.8 million), at an average market price of A$9.02 (US$8.20). These shares were cancelled during the second quarter of the current financial year.

James Hardie Industries plc

Notes to Condensed Consolidated Financial Statements (continued)

13.  Operating Segment Information and Concentrations of Risk

The Company has reported its operating segment information in the format that the operating segment information is available to and evaluated by senior management. USA and Europe Fibre Cement manufactures fibre cement interior linings, exterior siding products and related accessories in the United States; these products are sold in the United States, Canada and Europe. Asia Pacific Fibre Cement includes all fibre cement manufactured in Australia, New Zealand and the Philippines and sold in Australia, New Zealand, Asia, the Middle East (Israel, Kuwait, Qatar and United Arab Emirates), and various Pacific Islands. Research and Development represents the cost incurred by the research and development centres.

Operating Segments

The following are the Company’s operating segments and geographical information:

	Net Sales to Customers[1]		Net Sales to Customers[1]
	Three Months Ended 30 September		Six Months Ended 30 September
(Millions of US dollars)	2013	2012	2013	2012

USA & Europe Fibre Cement	$298.7	$238.1	$576.8	$490.1
Asia Pacific Fibre Cement	93.3	96.3	187.4	184.0

Worldwide total	$392.0	$334.4	$764.2	$674.1

	Income Before Income Taxes		Income Before Income Taxes
	Three Months Ended 30 September		Six Months Ended 30 September
(Millions of US dollars)	2013	2012	2013	2012

USA & Europe Fibre Cement[2]	$67.3	$44.0	$126.7	$94.3
Asia Pacific Fibre Cement2, [7]	21.8	15.6	38.3	33.3
Research and Development[2]	(5.5)	(6.3)	(11.6)	(12.3)

Segments total	83.6	53.3	153.4	115.3
General Corporate[3]	(15.8)	(30.5)	71.3	(10.0)

Total operating income	67.8	22.8	224.7	105.3
Net interest income[4]	(0.4)	-	(0.3)	0.2
Other income	0.1	0.3	0.2	0.7

Worldwide total	$67.5	$23.1	$224.6	$106.2

			Total Identifiable Assets
			30 September	31 March
(Millions of US dollars)			2013	2013

USA & Europe Fibre Cement			$721.9	$730.6
Asia Pacific Fibre Cement			234.1	230.7
Research and Development			20.1	20.9

Segments total			976.1	982.2
General Corporate5, [6]			919.8	1,131.0

Worldwide total			$1,895.9	$2,113.2

James Hardie Industries plc

Notes to Condensed Consolidated Financial Statements (continued)

	Net Sales to Customers[1]		Net Sales to Customers[1]
	Three Months Ended 30 September		Six Months Ended 30 September
(Millions of US dollars)	2013	2012	2013	2012

USA	$284.8	$231.4	$555.4	$475.4
Australia	66.8	72.6	134.4	136.9
New Zealand	15.9	13.5	31.5	27.0
Other Countries	24.5	16.9	42.9	34.8

Worldwide total	$392.0	$334.4	$764.2	$674.1

			Total Identifiable Assets
			30 September	31 March
(Millions of US dollars)			2013	2013

USA			$728.9	$739.8
Australia			168.2	156.3
New Zealand			33.6	39.8
Other Countries			45.4	46.3

Segments total			976.1	982.2
General Corporate5, [6]			919.8	1,131.0

Worldwide total			$1,895.9	$2,113.2

1 Export sales and inter-segmental sales are not significant.

2 Research and development costs of US$2.2 million and US$3.3 million for the three months ended 30 September 2013 and 2012, respectively, were expensed in the USA and Europe Fibre Cement segment. Research and development costs of US$0.2 million and US$0.4 million for the three months ended 30 September 2013 and 2012, respectively, were expensed in the Asia Pacific Fibre Cement segment. Research and development costs of US$5.0 million and US$5.8 million for the three months ended 30 September 2013 and 2012, respectively, were expensed in the Research and Development segment. The Research and Development segment also included selling, general and administrative expenses of US$0.5 million for the three months ended 30 September 2013 and 2012.

Research and development expenditures are expensed as incurred and in total amounted to US$7.4 million and US$9.5 million for the six months ended 30 September 2013 and 2012, respectively.

Research and development costs of US$5.3 million and US$5.8 million for the six months ended 30 September 2013 and 2012, respectively, were expensed in the USA and Europe Fibre Cement segment. Research and development costs of US$0.6 million and US$0.8 million were expensed in the Asia Pacific Fibre Cement segment for the six months ended 30 September 2013 and 2012. Research and development costs of US$10.5 million and US$11.3 million for the six months ended 30 September 2013 and 2012, respectively, were expensed in the Research and Development segment. The Research and Development segment also included selling, general and administrative expenses of US$1.1 million and US$1.0 million for the six months ended 30 September 2013 and 2012, respectively.

Research and development expenditures are expensed as incurred and in total amounted to US$16.2 million and US$17.9 million for the six months ended 30 September 2013 and 2012, respectively.

James Hardie Industries plc

Notes to Condensed Consolidated Financial Statements (continued)

3 The principal components of General Corporate are officer and employee compensation and related benefits, professional and legal fees, administrative costs, and rental expense net of rental income on the Company’s corporate offices. Included in General Corporate for the three months ended 30 September 2013 are unfavourable asbestos adjustments of US$4.1 million and AICF SG&A expenses of US$0.5 million. Included in General Corporate for the three months ended 30 September 2012 are unfavourable asbestos adjustments of US$22.4 million, AICF SG&A expenses of US$0.4 million and US$0.3 million related to the ASIC proceedings. Included in General Corporate for the six months ended 30 September 2013 are favourable asbestos adjustments of US$90.4 million and AICF SG&A expenses of US$1.0 million. Included in General Corporate for the six months ended 30 September 2012 are favourable asbestos adjustments of US$2.8 million, AICF SG&A expenses of US$0.7 million and ASIC expenses of US$0.4 million.

4 Included in net interest expense is AICF interest income of US$0.7 million and US$1.1 million for the three months ended 30 September 2013 and 2012, respectively. Included in net interest expense for the six months ended 30 September 2013 and 2012 is AICF interest income of US$1.8 million and US$2.2 million, respectively.

5 The Company does not report deferred tax assets and liabilities for each operating segment as operating segments are not held directly accountable for deferred income taxes. All deferred income taxes are included in the General Corporate segment.

6 Asbestos-related assets at 30 September 2013 and 31 March 2013 are US$713.1 million and US$882.8 million, respectively, and are included in the General Corporate segment.

7 Included in the Asia Pacific Fibre Cement segment for the three months ended 30 September 2013 and 2012 is an increase to the provision for New Zealand product liability claims of US$0.3 million and US$5.7 million, respectively. Included in the Asia Pacific Fibre Cement segment for the six months ended 30 September 2013 and 2012 is an increase to the provision for New Zealand product liability claims of US$4.9 million and US$5.7 million, respectively. See Note 9 for more information.

14.  Reclassifications Out of Accumulated Other Comprehensive Income

During the quarter ended 30 September 2013, there were no reclassifications out of Accumulated Other Comprehensive Income:

(Millions of US dollars)	Pension and Post-Retirement Benefit Adjustment	Unrealised Gain (Loss) on Investments	Foreign Currency Translation Adjustments	Total

Balance at 31 March 2013	$(0.3)	$3.5	$44.2	$47.4
Other comprehensive loss before reclassifications	-	-	(11.9)	(11.9)
Amounts reclassified from accumulated other comprehensive income	-	-	-	-

Net current-period other comprehensive loss	-	-	(11.9)	(11.9)

Balance at 30 September 2013	$(0.3)	$3.5	$32.3	$35.5

James Hardie Industries plc

This Financial Report forms part of a package of information about the Company’s results. It should be read in conjunction with the other parts of this package, including the Media Release, Management Presentation and Management’s Analysis of Results.

Forward-Looking Statements

This Financial Report contains forward-looking statements. James Hardie may from time to time make forward-looking statements in its periodic reports filed with or furnished to the SEC, on Forms 20-F and 6-K, in its annual reports to shareholders, in offering circulars, invitation memoranda and prospectuses, in media releases and other written materials and in oral statements made by the Company’s officers, directors or employees to analysts, institutional investors, existing and potential lenders, representatives of the media and others. Statements that are not historical facts are forward-looking statements and such forward-looking statements are statements made pursuant to the Safe Harbor Provisions of the Private Securities Litigation Reform Act of 1995.

Examples of forward-looking statements include:

¡	statements about the Company’s future performance;
¡	projections of the Company’s results of operations or financial condition;
¡	statements regarding the Company’s plans, objectives or goals, including those relating to strategies, initiatives, competition, acquisitions, dispositions and/or its products;
¡	expectations concerning the costs associated with the suspension or closure of operations at any of the Company’s plants and future plans with respect to any such plants;
¡	expectations regarding the extension or renewal of the Company’s credit facilities including changes to terms, covenants or ratios;
¡	expectations concerning dividend payments and share buy-backs;
¡	statements concerning the Company’s corporate and tax domiciles and structures and potential changes to them, including potential tax charges;
¡	statements regarding tax liabilities and related audits, reviews and proceedings;
¡	statements as to the possible consequences of proceedings brought against the Company and certain of its former directors and officers by the Australian Securities and Investments Commission (ASIC);
¡

statements regarding the possible consequences and/or potential outcome of the legal proceedings brought against two of the Company’s subsidiaries by the New Zealand Ministry of Education and the potential product liabilities, if any, associated with such proceedings;

¡

expectations about the timing and amount of contributions to Asbestos Injuries Compensation Fund (AICF), a special purpose fund for the compensation of proven Australian asbestos-related personal injury and death claims;

¡	expectations concerning indemnification obligations;
¡	expectations concerning the adequacy of the Company’s warranty provisions and estimates for future warranty-related costs;
¡

statements regarding the Company’s ability to manage legal and regulatory matters (including but not limited to product liability, environmental, intellectual property and competition law matters) and to resolve any such pending legal and regulatory matters within current estimates and in anticipation of certain third-party recoveries; and

¡	statements about economic conditions, such as changes in the US economic or housing recovery or changes in the market conditions in the Asia Pacific region, the levels of new home construction and

James Hardie Industries plc

home renovations, unemployment levels, changes in consumer income, changes or stability in housing values, the availability of mortgages and other financing, mortgage and other interest rates, housing affordability and supply, the levels of foreclosures and home resales, currency exchange rates, and builder and consumer confidence.

Words such as “believe,” “anticipate,” “plan,” “expect,” “intend,” “target,” “estimate,” “project,” “predict,” “forecast,” “guideline,” “aim,” “will,” “should,” “likely,” “continue,” “may,” “objective,” “outlook” and similar expressions are intended to identify forward-looking statements but are not the exclusive means of identifying such statements. Readers are cautioned not to place undue reliance on these forward-looking statements and all such forward-looking statements are qualified in their entirety by reference to the following cautionary statements.

Forward-looking statements are based on the Company’s current expectations, estimates and assumptions and because forward-looking statements address future results, events and conditions, they, by their very nature, involve inherent risks and uncertainties, many of which are unforeseeable and beyond the Company’s control. Such known and unknown risks, uncertainties and other factors may cause actual results, performance or other achievements to differ materially from the anticipated results, performance or achievements expressed, projected or implied by these forward-looking statements. These factors, some of which are discussed under “Risk Factors” in Section 3 of the Form 20-F filed with the Securities and Exchange Commission on 27 June 2013, include, but are not limited to: all matters relating to or arising out of the prior manufacture of products that contained asbestos by current and former James Hardie subsidiaries; required contributions to AICF, any shortfall in AICF and the effect of currency exchange rate movements on the amount recorded in the Company’s financial statements as an asbestos liability; governmental loan facility to AICF; compliance with and changes in tax laws and treatments; competition and product pricing in the markets in which the Company operates; the consequences of product failures or defects; exposure to environmental, asbestos, putative consumer class action or other legal proceedings; general economic and market conditions; the supply and cost of raw materials; possible increases in competition and the potential that competitors could copy the Company’s products; reliance on a small number of customers; a customer’s inability to pay; compliance with and changes in environmental and health and safety laws; risks of conducting business internationally; compliance with and changes in laws and regulations; the effect of the transfer of the Company’s corporate domicile from The Netherlands to Ireland, including changes in corporate governance and any potential tax benefits related thereto; currency exchange risks; dependence on customer preference and the concentration of the Company’s customer base on large format retail customers, distributors and dealers; dependence on residential and commercial construction markets; the effect of adverse changes in climate or weather patterns; possible inability to renew credit facilities on terms favourable to the Company, or at all; acquisition or sale of businesses and business segments; changes in the Company’s key management personnel; inherent limitations on internal controls; use of accounting estimates; and all other risks identified in the Company’s reports filed with Australian, Irish and US securities agencies and exchanges (as appropriate). The Company cautions you that the foregoing list of factors is not exhaustive and that other risks and uncertainties may cause actual results to differ materially from those referenced in our in forward-looking statements. Forward-looking statements speak only as of the date they are made and are statements of the Company’s current expectations concerning future results, events and conditions. The Company assumes no obligation to update any forward-looking statements or information except as required by law.